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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                              (AMENDMENT NO. 2)(1)


                       LEARNING TREE INTERNATIONAL, INC.
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                               (Name of Issuer)

                                  COMMON STOCK
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                        (Title of Class of Securities)

                                  522015 10 6
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                                 (CUSIP Number)

               Theodore E. Guth, 10866 Wilshire Blvd., Suite 1250
                         Los Angeles, California 90024
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                February 4, 1999

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           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

--------------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 5 Pages)
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CUSIP No.  522015 10 6          SCHEDULE 13D   Page     2    of     5     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)

               Theodore E. Guth         081 40 4703
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  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------
  (4)     SOURCE OF FUNDS*
                                 Not Applicable
          ---------------------------------------------------------------------
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

                                 United States
          ---------------------------------------------------------------------


                       (7)     Sole Voting Power
  Number of                                            1,669,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                                                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                                           1,669,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                       1,669,000
          ---------------------------------------------------------------------


 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

                                     7.59%
          ---------------------------------------------------------------------


 (14)     Type of Reporting Person*

                                       IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.           SECURITY AND ISSUER.

                  This statement amends a Schedule 13D filed October 5, 1998 (the "Original Filing"), as previously amended by Amendment No. 1 filed January 7, 1999 ("Amendment No. 1"), regarding the common stock, $.0001 par value (the "Common Stock") of Learning Tree International, Inc., a Delaware corporation (the "Company"). Reference should be made to the Original Filing and Amendment No. 1 (together, the "Prior Filings") for additional information. Terms with initial capital letters not defined in this Amendment No. 2 are used with the meanings assigned to them in the Prior Filings.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Mr. Guth acquired control over 168,846 shares as a result of his appointment as trustee of the Nancy Garen 1999 Annuity Trust, and the deposit of shares into that trust by the trustor, Nancy J. Garen. Mr. Guth acquired control over an additional 168,846 shares as a result of his appointment as trustee of the Eric R. Garen Annuity Trust dated February 1, 1999, and the deposit of shares into that trust by the trustor, Eric R. Garen. No consideration was paid by such trusts (hereafter, the "1999 Trusts," and together with the Trusts as defined in the Prior Filings, hereafter the "Trusts") or the Trustee for such shares.

ITEM 4.           PURPOSE OF TRANSACTION.


                  The contribution of the 337,692 shares referred to under Item 3 to the 1999 Trusts was for charitable and tax planning purposes. The 1999 Trusts hold such shares for investment purposes only, and do not contemplate any efforts to change the Company's business or corporate structure.



                                  Page 3 of 5
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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  A. The number of shares of Common Stock outstanding as of January 15, 1999, according to the Company's Proxy Statement filed January 29, 1999, was 21,994,507. The number of shares of Common Stock beneficially owned (within the meaning of the rules under Section 13 of the Securities Exchange Act of 1934) by Mr. Guth is as follows:


CAPACITY                                              NUMBER OF SHARES
--------                                              ----------------
As Trustee of the Nancy Garen 1998 Annuity Trust          581,154
As Trustee of the Eric R. Garen 1998 Annuity Trust        581,154
As Trustee of the Nancy Garen 1999 Annuity Trust          168,846
As Trustee of the Eric R. Garen 1999 Annuity Trust        168,846
As Trustee of the Garen Dynasty Trust                     163,000
Vested portion of the Option(1)                             6,000
Total                                                   1,669,000


         Based upon the number of shares set forth in the Proxy Statement, the 1,669,000 shares beneficially owned represent approximately 7.59% of the outstanding of the Common Stock as of January 15, 1999.

                  B. Mr. Guth has sole voting and dispositive powers with respect all the shares of Common Stock of the Company held by him.

                  C. During the past sixty (60) days, neither Mr. Guth personally nor the Trusts has effected any transaction in the Common Stock of the Company, other than the transfers described in this Amendment No. 2 and in the Prior Filings.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  There are no contracts, arrangements, understandings or relationships between the 1999 Trusts and any other person with respect to the Common Stock held by the 1999 Trusts.


--------
(1) Mr. Guth holds the Option as an individual, not as Trustee.



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                                    SIGNATURE

                  After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 1999

                                                 /s/ THEODORE E. GUTH
                                                 -------------------------------
                                                 Theodore E. Guth



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